SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2006 – June 30, 2006) filed with the Tokyo Stock Exchange on Thursday, August 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 11, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2006 – June 30, 2006

August 10, 2006

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 115.24 to $1.00, the approximate exchange rate prevailing at June 30, 2006.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102    Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2006 to June 30, 2006

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
June 30, 2006	273,839	26.9%	70,024	40.6%	79,779	36.3%
June 30, 2005	215,776	4.8%	49,791	56.8%	58,513	56.7%
March 31, 2006	943,431	—	216,914	—	251,726	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2006	47,103	24.6%	523.51	504.02
June 30, 2005	37,789	60.6%	432.08	409.74
March 31, 2006	166,388	—	1,883.89	1,790.30

1.	Equity in Net Income of Affiliates was a net gain of JPY 9,074 million for the three months ended June 30, 2006, a net gain of JPY 7,263 million for the three months ended June 30, 2005 and a net gain of JPY 32,080 million for the year ended March 31, 2006.
2.	The average number of shares was 89,974,819 for the three months ended June 30, 2006, 87,458,625 for the three months ended June 30, 2005 and 88,321,649 for the year ended March 31, 2006.
3.	Adoption of simplified accounting method	Yes ( x )	No ( )
4.	Changes in Accounting Principles	Yes ( )	No ( x )	(except for adoptions of new accounting principles)
5.	Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes ( x )	No ( )

	Additions: Consolidated Subsidiaries 4, Affiliates 0	Deletions: Consolidated Subsidiaries 2, Affiliates 3

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2006	7,223,560	986,502	13.7%	10,955.86
June 30, 2005	6,185,171	764,603	12.4%	8,731.00
March 31, 2006	7,242,455	953,646	13.2%	10,608.97

1.	The number of outstanding shares was 90,043,371 as of June 30, 2006, 87,573,268 as of June 30, 2005 and 89,890,579 as of March 31, 2006.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
June 30, 2006	116,129	(178,906)	(33,282)	149,498
June 30, 2005	29,099	(100,677)	73,104	147,147
March 31, 2006	136,003	(799,357)	762,528	245,856

2. Forecasts for the Year Ending March 31, 2007 (Unaudited)

Forecasts for the year ending March 31, 2007 have not been changed since the public release on May 12, 2006.

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2007	1,100,000	295,000	177,000

Note :	Basic Earnings Per Share is forecasted to be JPY 1,965.72.

Summary of Consolidated Financial Results

1. Three Months Ended June 30, 2006

Financial Highlights

Income before Income Taxes*	79,779 million yen (Up 36% year on year)
Net Income	47,103 million yen (Up 25% year on year)
Earnings Per Share (Basic)	523.51 yen (Up 21% year on year)
Earnings Per Share (Diluted)	504.02 yen (Up 23% year on year)
Shareholders’ Equity Per Share	10,955.86 yen (Up 3% on March 31, 2006)
ROE (Annualized)	19.4% (June 30, 2005: 20.3%)
ROA (Annualized)	2.60% (June 30, 2005: 2.47%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations.”

Revenues: 273,839 million yen (Up 27% year on year)

Revenues increased 27% to 273,839 million yen compared with the same period of the previous fiscal year. Although “life insurance premiums and related investment income” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” increased 7% to 23,791 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 4% to 15,597 million yen compared to 16,263 million yen in the same period of the previous fiscal year due to the lower level of operating assets. Overseas, revenues were up 38% to 8,194 million yen compared to 5,947 million yen in the same period of the previous fiscal year due to the depreciation of the yen against the dollar in The Americas segment and the expansion of the leasing operations in the Asia, Oceania and Europe segment.

Revenues from “operating leases” increased 22% to 63,409 million yen compared to the same period of the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were flat year on year, there was an increase in automobile and real estate operating leases that resulted in a 20% increase to 47,716 million yen compared to 39,844 million yen in the same period of the previous fiscal year. Overseas, revenues were up 31% to 15,693 million yen compared to 11,971 million yen in the same period of the previous fiscal year due to the expansion of automobile operating leases and the recognition of gains on the sale of operating lease assets.

Revenues from “interest on loans and investment securities” increased 20% to 43,219 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 17% to 33,910 million yen compared to 29,011 million yen in the same period of the previous fiscal year due to an expansion of revenues associated with loans to corporate customers, including non-recourse loans. Overseas, revenues were up 32% to 9,309 million yen compared to 7,053 million yen in the same period of the previous fiscal year due to the contribution from loans to corporate customers in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 24% to 10,450 million yen compared to the same period of the previous fiscal year. Brokerage commissions were up 66% year on year due to the steady stock market in Japan. Net gains on investment securities were up 16% year on year due mainly to the strong results of the venture capital operations in Japan and contribution from revenues of securities investments in The Americas segment.

“Life insurance premiums and related investment income” were down 2% year on year to 29,669 million yen. Life insurance premiums were flat year on year, while life insurance related investment income decreased year on year.

“Real estate sales” increased 51% year on year to 29,025 million yen due to an increase in the number of condominiums sold to buyers from 414 units in the first quarter of the previous fiscal year to 780 units in the first quarter of this fiscal year.

“Gains on sales of real estate under operating leases” (refer to the (Note) below) increased 96% year on year to 11,410 million yen due to an increase in sales of office buildings and other real estate under operating leases.

“Other operating revenues” increased 50% year on year to 62,866 million yen. In Japan, revenues were up 21% to 49,598 million yen compared to 41,136 million yen in the same period of the previous fiscal year due to increases in revenues associated with our integrated facilities management operations, automobile maintenance service operations, and contribution of servicing fees from our loan servicing operations. Overseas, revenues largely increased to 13,268 million yen compared to 845 million yen in the same period of the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of an investment bank Houlihan Lokey Howard & Zukin (HLHZ) that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Note: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 203,815 million yen (Up 23% year on year)

Expenses increased 23% to 203,815 million yen compared with the same period of the previous fiscal year. Although “life insurance costs,” “provision for doubtful receivables and probable loan losses,” and “write-downs of securities” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” and “selling, general and administrative expenses” increased year on year.

“Interest expense” was up 31% year on year to 18,550 million yen. In Japan, “interest expense” increased 17% year on year due to the higher average debt levels. Overseas, “interest expense” increased 50% year on year due to the higher average debt levels and higher interest rates.

“Costs of operating leases” were up 16% year on year to 39,083 million yen accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” decreased slightly year on year to 27,071 million yen.

“Costs of real estate sales” were up 37% year on year to 22,910 million yen along with the increase in “real estate sales.”

“Other operating expenses” were up 18% year on year to 32,571 million yen along with the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 44% year on year to 59,003 million yen due to an increase in personnel and related expenses associated with HLHZ, which is included in The Americas segment and entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments in an effort to further expand our sales platform in Japan.

“Provision for doubtful receivables and probable loan losses” was down 43% year on year to 2,670 million yen due to a lower occurrence of new non-performing assets despite an increase in operating assets and some reversals of the provision for doubtful receivables and probable loan losses.

There were no “write-downs of long-lived assets” recorded in the first quarter of this fiscal year.

“Write-downs of securities” were down 13% year on year to 1,559 million yen.

Net Income: 47,103 million yen (Up 25% year on year)

“Operating income” was up 41% year on year to 70,024 million yen.

“Equity in net income of affiliates” was up 25% to 9,074 million yen compared to the same period of the previous fiscal year due to the increase in profits from equity method affiliates in Japan and overseas.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 53% year on year to 681 million yen.

“Income before income taxes, minority interests in earnings of subsidiaries and discontinued operations” increased 36% year on year to 79,779 million yen.

“Minority interests in earnings of subsidiaries, net” more than doubled year on year to 896 million yen as a result of the minority interests in earnings of HLHZ that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

“Income from continuing operations” increased 35% year on year to 46,171 million yen.

“Discontinued operations (refer to the (Note) on page 2), net of applicable tax effect” decreased 73% year on year to 932 million yen.

As a result, “net income” increased 25% year on year to 47,103 million yen.

Operating Assets: 5,981,441 million yen (Up 2% on March 31, 2006)

Operating assets were up 2% on March 31, 2006 to 5,981,441 million yen. While “investment in direct financing leases” and “investment in operating leases” were flat on March 31, 2006, “installment loans,” “investment in securities,” and “other operating assets” were up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits for the “Corporate Financial Services” and “Automobile Operations” segments were almost flat year on year; declined for the “Rental Operations,” “Life Insurance,” and “The Americas” segments; and increased for the “Real Estate-Related Finance,” “Real Estate,” “Other,” and “Asia, Oceania and Europe” segments.

Operations in Japan

Corporate Financial Services Segment

Segment revenues were up 14% year on year to 26,248 million yen due mainly to the expansion of loans to corporate customers.

Although segment revenues increased, segment profits were almost flat year on year at 11,143 million yen due to an increase in “selling, general and administrative expenses” as a result of upfront costs associated with an increase in the number of employees in an effort to expand our sale and marketing base.

Segment assets increased 5% on March 31, 2006 to 1,690,050 million yen due mainly to an increase in loans to corporate customers and direct financing leases.

Automobile Operations Segment

Segment revenues increased 14% year on year to 36,627 million yen. Although the automobile rental operations were up slightly compared to the same period of the previous fiscal year, the automobile leasing operations were steady due to an increase in operating leases and revenues associated with maintenance services.

Segment profits were flat year on year at 6,258 million yen. Expenses increased along with the increase in revenues from operating leases and maintenance services and due to an increase in “selling, general and administrative expenses” associated with an increase in the number of employees in an effort to further develop our customer base focusing on increasing our automobile-related business to individuals.

Segment assets increased 3% on March 31, 2006 to 526,245 million yen due to the expansion of the automobile leasing operations that also include operating leases.

Rental Operations Segment

Segment revenues were down 3% year on year to 15,351 million yen due to the recognition of losses on the sale of investment securities although precision measuring and other equipment rentals were flat compared to the same period of the previous fiscal year.

Segment profits decreased 22% to 1,269 million yen compared to 1,634 million yen in the same period of the previous fiscal year accompanying the decrease in segment revenues.

Segment assets were down 2% on March 31, 2006 to 121,039 million yen.

Real Estate-Related Finance Segment

Segment revenues increased 17% year on year to 18,180 million yen due to a contribution from revenues associated with corporate loans, including non-recourse loans, and the loan servicing operations and the steady performance of the housing loan operations.

Segment profits increased 54% to 10,598 million yen compared to 6,892 million yen in the same period of the previous fiscal year due to the higher segment revenues and decrease in “provision for doubtful receivables and probable loan losses” as a result of a lower occurrence of new non-performing assets.

Segment assets increased 1% on March 31, 2006 to 1,234,172 million yen.

Real Estate Segment

Segment revenues increased 36% year on year to 70,231 million yen due to an increase in revenues associated with condominium sales as more condominiums were sold to buyers in the first quarter of this fiscal year compared with the same period of the previous fiscal year as well as a year on year increase in sales associated with real estate under operating leases.

Segment profits increased 62% to 20,709 million yen compared to 12,781 million yen in the same period of the previous fiscal year in line with the increase in segment revenues.

Segment assets were flat on March 31, 2006 to 689,273 million yen.

Life Insurance Segment

Segment revenues were down 2% year on year to 29,530 million yen as a result of a decrease in life insurance related investment income, while life insurance premiums were flat compared to the same period of the previous fiscal year.

Segment profits decreased 30% year on year to 1,139 million yen compared to 1,632 million yen in the same period of the previous fiscal year due to lower segment revenues.

Segment assets increased 4% on March 31, 2006 to 509,171 million yen.

Other Segment

Segment revenues increased 24% year on year to 30,588 million yen due to an increase in gains on investment securities at the venture capital operations, revenues associated with the securities operations, and steady trend in revenues at the card loan operations.

Segment profits increased 34% to 10,996 million yen compared to 8,198 million yen in the same period of the previous fiscal year. While “gains on the sales of subsidiaries and affiliates and liquidation loss” decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets were down 2% on March 31, 2006 to 657,583 million yen due to a decrease in loans related to margin trading at the securities brokerage operations.

Overseas Operations

The Americas Segment

Segment revenues were up 87% year on year to 23,855 million yen due to the contribution from the beginning of the first quarter of this fiscal year of HLHZ that entered the ORIX Group in the fourth quarter of the previous fiscal year and the increase in revenues associated with corporate loans.

Segment profits decreased 28% to 5,167 million yen compared to 7,152 million yen in the same period of the previous fiscal year due to the decrease in sales of real estate under operating leases and “equity in net income of affiliates.”

Segment assets were flat on March 31, 2006 to 442,100 million yen.

Asia, Oceania and Europe Segment

Segment revenues were up 18% year on year to 23,941 million yen due to the steady performance of the automobile leasing operations that include operating leases, as well as the recognition of gains on the sale of operating lease assets.

Segment profits increased 54% to 11,624 million yen compared to 7,569 million yen in the same period of the previous fiscal year due to an increase in segment revenues and the steady performance of “equity in net income of affiliates.”

Segment assets were up 6% on March 31, 2006 to 597,567 million yen due to the increase in installment loans and the purchase of a real estate company in Australia in the first quarter of this fiscal year.

2. Summary of Cash Flows (Three Months Ended June 30, 2006)

Cash and cash equivalents decreased by 96,358 million yen to 149,498 million yen compared to March 31, 2006.

“Cash flows from operating activities” provided 116,129 million yen in the first quarter of this fiscal year and provided 29,099 million yen in the first quarter of the previous fiscal year due primarily to inflows associated with the increase in net income and decrease in restricted cash.

“Cash flows from investing activities” used 178,906 million yen in the first quarter of this fiscal year and used 100,677 million yen in the first quarter of the previous fiscal year. There were higher net cash outflows in the first quarter of this fiscal year compared with the first quarter of the previous fiscal year as “installment loans made to customers” exceeded “principal collected on installment loans” and the purchase of investment securities exceeded the proceeds from the sales and maturities of investment securities.

“Cash flows from financing activities” used 33,282 million yen in the first quarter of this fiscal year and provided 73,104 million yen in the first quarter of the previous fiscal year due to a decrease in debt accompanying the increase in cash inflows from operating activities in the first quarter of this fiscal year.

Consolidated Financial Highlights

(For the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, except for per share data)
	June 30, 2006	Change from March 31, 2006	Year-on-year Change	June 30, 2005	Year-on-year Change	March 31, 2006	Year-on-year Change
Operating Assets
Investment in Direct Financing Leases	1,437,711	100%	98%	1,470,338	101%	1,437,491	99%
Installment Loans	3,036,818	104%	124%	2,440,842	110%	2,926,036	123%
Investment in Operating Leases	721,127	100%	125%	574,801	109%	720,096	116%
Investment in Securities	692,559	101%	117%	593,911	103%	682,798	116%
Other Operating Assets	93,226	101%	102%	91,677	135%	91,856	111%

Total	5,981,441	102%	116%	5,171,569	107%	5,858,277	114%

Operating Results
Total Revenues	273,839	—	127%	215,776	105%	943,431	102%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	79,779	—	136%	58,513	157%	251,726	163%
Net Income	47,103	—	125%	37,789	161%	166,388	182%
Earnings Per Share
Net Income
Basic	523.51	—	121%	432.08	154%	1,883.89	173%
Diluted	504.02	—	123%	409.74	159%	1,790.30	179%
Shareholders’ Equity Per Share	10,955.86	103%	125%	8,731.00	123%	10,608.97	127%

Financial Position
Shareholders’ Equity	986,502	103%	129%	764,603	129%	953,646	131%
Number of Outstanding Shares (’000)	90,043	100%	103%	87,573	105%	89,891	103%
Long- and Short-Term Debt and Deposits	4,890,505	99%	115%	4,236,166	109%	4,925,753	119%
Total Assets	7,223,560	100%	117%	6,185,171	109%	7,242,455	119%
Shareholders’ Equity Ratio	13.7%	—	—	12.4%	—	13.2%	—
Return on Equity (annualized)	19.4%	—	—	20.3%	—	19.8%	—
Return on Assets (annualized)	2.60%	—	—	2.47%	—	2.50%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	201,398	—	103%	196,181	104%	888,912	103%
New Equipment Acquisitions	179,126	—	102%	175,106	105%	800,802	104%
Installment Loans	465,075	—	128%	363,952	118%	1,834,192	119%
Operating Leases	62,308	—	127%	48,932	120%	317,645	128%
Investment in Securities	56,900	—	111%	51,178	113%	235,932	96%
Other Operating Transactions	24,027	—	79%	30,376	103%	132,017	102%

Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended June 30, 2006	Year-on-year Change (%)	Three Months ended June 30, 2005	Year-on-year Change (%)	Year ended March 31, 2006	Year-on-year Change (%)	U.S. dollars June 30, 2006
Total Revenues :	273,839	127	215,776	105	943,431	102	2,376

Direct Financing Leases	23,791	107	22,210	104	98,645	112	206
Operating Leases	63,409	122	51,815	106	213,397	109	550
Interest on Loans and Investment Securities	43,219	120	36,064	121	161,350	119	375
Brokerage Commissions and Net Gains on Investment Securities	10,450	124	8,443	164	48,826	144	91
Life Insurance Premiums and Related Investment Income	29,669	98	30,229	100	138,118	101	257
Real Estate Sales	29,025	151	19,214	88	74,943	61	252
Gains on Sales of Real Estate under Operating Leases	11,410	196	5,820	486	8,970	577	99
Other Operating Revenues	62,866	150	41,981	121	199,182	129	546

Total Expenses :	203,815	123	165,985	95	726,517	92	1,768

Interest Expense	18,550	131	14,207	104	62,408	114	161
Costs of Operating Leases	39,083	116	33,567	102	135,436	110	339
Life Insurance Costs	27,071	99	27,239	97	117,622	96	235
Costs of Real Estate Sales	22,910	137	16,664	81	65,904	58	199
Other Operating Expenses	32,571	118	27,529	131	128,188	124	283
Selling, General and Administrative Expenses	59,003	144	40,902	113	187,818	110	512
Provision for Doubtful Receivables and Probable Loan Losses	2,670	57	4,720	54	16,477	42	23
Write-downs of Long-Lived Assets	—	—	—	—	8,336	71	—
Write-downs of Securities	1,559	87	1,800	123	4,540	92	13
Foreign Currency Transaction Loss (Gain), Net	398	—	(643)	374	(212)	—	3

Operating Income	70,024	141	49,791	157	216,914	165	608

Equity in Net Income of Affiliates	9,074	125	7,263	153	32,080	160	78
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	681	47	1,459	174	2,732	82	6

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	79,779	136	58,513	157	251,726	163	692

Provision for Income Taxes	32,712	137	23,851	148	97,559	143	284

Income before Minority Interests in Earnings of Subsidiaries	47,067	136	34,662	163	154,167	178	408

Minority Interests in Earnings of Subsidiaries, Net	896	233	384	52	3,247	131	7

Income from Continuing Operations	46,171	135	34,278	167	150,920	179	401

Discontinued Operations:
Income from Discontinued Operations, Net	1,643		5,878		25,420		14
Provision for Income Taxes	(711)		(2,367)		(9,952)		(6)

Discontinued Operations, Net of Applicable Tax Effect	932	27	3,511	117	15,468	216	8

Net Income	47,103	125	37,789	161	166,388	182	409

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Balance Sheets

(As of June 30, 2006 and March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	June 30, 2006	March 31, 2006	U.S. dollars June 30, 2006
Assets

Cash and Cash Equivalents	149,498	245,856	1,297
Restricted Cash	85,709	172,805	744
Time Deposits	780	5,601	7
Investment in Direct Financing Leases	1,437,711	1,437,491	12,476
Installment Loans	3,036,818	2,926,036	26,352
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(92,220)	(97,002)	(800)
Investment in Operating Leases	721,127	720,096	6,257
Investment in Securities	692,559	682,798	6,010
Other Operating Assets	93,226	91,856	809
Investment in Affiliates	327,025	316,773	2,838
Other Receivables	170,149	165,657	1,476
Inventories	143,894	140,549	1,249
Prepaid Expenses	44,259	40,676	384
Office Facilities	91,349	91,797	793
Other Assets	321,676	301,466	2,791

Total Assets	7,223,560	7,242,455	62,683

Liabilities and Shareholders’ Equity
Short-Term Debt	1,174,667	1,336,414	10,193
Deposits	344,887	353,284	2,993
Trade Notes, Accounts Payable and Other Liabilities	359,484	334,008	3,119
Accrued Expenses	70,206	89,043	609
Policy Liabilities	497,596	503,708	4,318
Current and Deferred Income Taxes	234,032	250,997	2,031
Security Deposits	149,642	150,836	1,298
Long-Term Debt	3,370,951	3,236,055	29,252

Total Liabilities	6,201,465	6,254,345	53,813

Minority Interests	35,593	34,464	309

Common Stock	89,172	88,458	774
Additional Paid-in Capital	108,573	106,729	942
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	772,397	733,386	6,703
Accumulated Other Comprehensive Income	18,408	27,603	160
Treasury Stock, at Cost	(4,268)	(4,750)	(37)

Total Shareholders’ Equity	986,502	953,646	8,561

Total Liabilities and Shareholders’ Equity	7,223,560	7,242,455	62,683

	June 30, 2006	March 31, 2006	U.S. dollars June 30, 2006
Note : Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	46,372	50,856	402
Minimum pension liability adjustments	(620)	(632)	(5)
Foreign currency translation adjustments	(30,759)	(26,132)	(267)
Net unrealized gains on derivative instruments	3,415	3,511	30

Condensed Consolidated Statements of Shareholders’ Equity

(For the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended June 30, 2006	Three Months ended June 30, 2005	Year ended March 31, 2006	U.S. dollars June 30, 2006
Common Stock:
Beginning balance	88,458	73,100	73,100	768
Issuance during the year	714	839	15,358	6

Ending balance	89,172	73,939	88,458	774

Additional Paid-in Capital:
Beginning balance	106,729	91,045	91,045	926
Issuance during the year and other, net	1,844	838	15,684	16

Ending balance	108,573	91,883	106,729	942

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	733,386	570,494	570,494	6,364
Cash dividends	(8,092)	(3,496)	(3,496)	(70)
Net income	47,103	37,789	166,388	409

Ending balance	772,397	604,787	733,386	6,703

Accumulated Other Comprehensive Income (Loss):
Beginning balance	27,603	(1,873)	(1,873)	240
Net change of unrealized gains on investment in securities	(4,484)	(2,969)	10,706	(39)
Net change of minimum pension liability adjustments	12	(82)	458	0
Net change of foreign currency translation adjustments	(4,627)	3,652	13,478	(40)
Net change of unrealized gains on derivative instruments	(96)	559	4,834	(1)

Ending balance	18,408	(713)	27,603	160

Treasury Stock:
Beginning balance	(4,750)	(7,653)	(7,653)	(41)
Net (increase) decrease	482	140	2,903	4

Ending balance	(4,268)	(7,513)	(4,750)	(37)

Total Shareholders’ Equity:
Beginning balance	953,646	727,333	727,333	8,276
Increase, net	32,856	37,270	226,313	285

Ending balance	986,502	764,603	953,646	8,561

Summary of Comprehensive Income :
Net income	47,103	37,789	166,388	409
Other comprehensive income	(9,195)	1,160	29,476	(80)

Comprehensive income	37,908	38,949	195,864	329

Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended June 30, 2006	Three Months ended June 30, 2005	Year ended March 31, 2006	U.S. dollars June 30, 2006
Cash Flows from Operating Activities:
Net income	47,103	37,789	166,388	409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,745	32,190	136,621	302
Provision for doubtful receivables and probable loan losses	2,670	4,720	16,477	23
Decrease in policy liabilities	(6,112)	(13,134)	(47,172)	(53)
Gains from securitization transactions	(297)	(1,001)	(7,139)	(3)
Equity in net income of affiliates	(9,074)	(7,263)	(32,080)	(78)
Gains on sales of subsidiaries and affiliates and liquidation loss	(681)	(1,459)	(2,732)	(6)
Minority interests in earnings of subsidiaries, net	896	384	3,247	7
Gains on sales of available-for-sale securities	(5,614)	(4,439)	(10,401)	(49)
Gains on sales of real estate under operating leases	(11,410)	(5,820)	(8,970)	(99)
Gains on sales of operating lease assets other than real estate	(4,220)	(1,261)	(7,184)	(37)
Write-downs of long-lived assets	—	—	8,336	—
Write-downs of securities	1,559	1,800	4,540	13
Decrease (increase) in restricted cash	86,996	675	(119,202)	755
Decrease (increase) in trading securities	6,159	(4,468)	(9,091)	53
Increase in inventories	(1,803)	(1,819)	(56,596)	(16)
Increase in prepaid expenses	(3,629)	(5,358)	(2,316)	(31)
Increase (decrease) in accrued expenses	(18,835)	(15,316)	2,755	(163)
Increase in security deposits	39	5,246	48,597	0
Other, net	(2,363)	7,633	51,925	(19)

Net cash provided by operating activities	116,129	29,099	136,003	1,008

Cash Flows from Investing Activities:
Purchases of lease equipment	(255,216)	(223,658)	(1,136,538)	(2,215)
Principal payments received under direct financing leases	168,417	155,765	670,781	1,461
Net proceeds from securitization of lease receivables, loan receivables and securities	19,410	32,912	194,806	168
Installment loans made to customers	(465,075)	(363,952)	(1,834,192)	(4,036)
Principal collected on installment loans	332,352	276,031	1,200,337	2,884
Proceeds from sales of operating lease assets	49,844	55,391	130,992	433
Investment in and dividends received from affiliates, net	(2,225)	(32,277)	10,754	(19)
Purchases of available-for-sale securities	(42,290)	(44,387)	(201,123)	(367)
Proceeds from sales of available-for-sale securities	18,495	40,544	166,251	160
Maturities of available-for-sale securities	6,310	11,489	38,706	55
Purchases of other securities	(14,490)	(6,791)	(34,634)	(126)
Proceeds from sales of other securities	5,568	3,392	23,142	48
Purchases of other operating assets	(1,746)	(9,419)	(25,630)	(15)
Acquisitions of subsidiaries, net of cash acquired	(10,145)	—	(38,837)	(88)
Sales of subsidiaries, net of cash disposed	529	1,500	2,664	5
Other, net	11,356	2,783	33,164	100

Net cash used in investing activities	(178,906)	(100,677)	(799,357)	(1,552)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(123,791)	3,196	326,285	(1,074)
Proceeds from debt with maturities longer than three months	452,161	474,104	2,102,054	3,924
Repayment of debt with maturities longer than three months	(366,202)	(414,752)	(1,697,828)	(3,178)
Net increase (decrease) in deposits due to customers	(8,367)	12,235	16,628	(73)
Issuance of common stock	526	1,677	5,975	5
Dividends paid	(8,092)	(3,496)	(3,496)	(70)
Net increase in call money	20,000	—	10,000	174
Other, net	483	140	2,910	3

Net cash provided by (used in) financing activities	(33,282)	73,104	762,528	(289)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(299)	241	1,302	(3)

Net Increase (Decrease) in Cash and Cash Equivalents	(96,358)	1,767	100,476	(836)
Cash and Cash Equivalents at Beginning of Period	245,856	145,380	145,380	2,133

Cash and Cash Equivalents at End of Period	149,498	147,147	245,856	1,297

Segment Information

(For the Three Months Ended June 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY)
	Three months ended June 30, 2006			Three months ended June 30, 2005			Year ended March 31, 2006
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	26,248	11,143	1,690,050	23,093	11,379	1,544,319	97,683	48,661	1,616,574
Automobile Operations	36,627	6,258	526,245	32,253	6,280	461,148	130,775	26,661	509,149
Rental Operations	15,351	1,269	121,039	15,765	1,634	115,660	67,066	9,911	123,532
Real Estate-Related Finance	18,180	10,598	1,234,172	15,493	6,892	977,407	69,472	33,384	1,223,063
Real Estate	70,231	20,709	689,273	51,495	12,781	478,389	198,780	28,650	682,166
Life Insurance	29,530	1,139	509,171	30,093	1,632	548,898	137,468	13,212	491,857
Other	30,588	10,996	657,583	24,589	8,198	495,998	111,854	41,657	668,689

Sub-Total	226,755	62,112	5,427,533	192,781	48,796	4,621,819	813,098	202,136	5,315,030
Overseas Operations
The Americas	23,855	5,167	442,100	12,773	7,152	406,247	70,223	34,701	441,285
Asia, Oceania and Europe	23,941	11,624	597,567	20,220	7,569	514,018	88,914	31,956	562,654

Sub-Total	47,796	16,791	1,039,667	32,993	14,721	920,265	159,137	66,657	1,003,939

Segment Total	274,551	78,903	6,467,200	225,774	63,517	5,542,084	972,235	268,793	6,318,969

Difference between Segment totals and Consolidated Amounts	(712)	876	756,360	(9,998)	(5,004)	643,087	(28,804)	(17,067)	923,486

Consolidated Amounts	273,839	79,779	7,223,560	215,776	58,513	6,185,171	943,431	251,726	7,242,455

	(millions of US$)
	U.S. dollars June 30, 2006
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	228	97	14,666
Automobile Operations	318	54	4,567
Rental Operations	133	11	1,050
Real Estate-Related Finance	158	92	10,710
Real Estate	609	180	5,981
Life Insurance	256	10	4,418
Other	266	95	5,706

Sub-Total	1,968	539	47,098
Overseas Operations
The Americas	207	45	3,836
Asia, Oceania and Europe	208	101	5,186

Sub-Total	415	146	9,022

Segment Total	2,383	685	56,120

Difference between Segment totals and Consolidated Amounts	(7)	7	6,563

Consolidated Amounts	2,376	692	62,683

*Note:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”